Exhibit 99.23(b)(1)
AMENDMENT NO. 2
TO
AMENDED AND RESTATED BYLAWS
OF
QUAKER INVESTMENT TRUST
Dated as of March 10, 2005.
          This Amendment No. 2 to the Amended and Restated Bylaws of Quaker Investment Trust (the “Trust”) amends the Amended and Restated Bylaws of the Trust dated August 1, 1996 (the “Bylaws”).
1. Section 7 of Article IV of the Bylaws is hereby deleted and replaced in its entirety as follows:
At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in-person or by proxies appointed by an instrument in writing, or by any electronic, telephonic, computerized, telecommunications or other reasonable alternative to the execution of a written instrument authorizing the proxy to act, provided the proxy is received within eleven (11) months before the meeting, which instrument shall be filed with the secretary of the meeting before being voted. A proxy with respect to shares held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to the exercise of the proxy, the Trust receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest with the challenger. Each shareholder shall have one vote or fraction thereof for each share or fraction thereof held.